UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            SCOTT TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.10 Per Share
                    ---------------------------------------
                        (Title of Class of Securities)

                                 810022 30 1
                                --------------
                                (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                December 15, 1998
                                -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                   Page 1 of 28


CUSIP NO. 810022 30 1            SCHEDULE 13D                     Page 2 of 28

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   STINSON CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3232358
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,343,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,343,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,343,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       18.4%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 810022 30 1            SCHEDULE 13D                     Page 3 of 28

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     THE CARPENTERS PENSION TRUST
                                                  FOR SOUTHERN CALIFORNIA

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               95-6042875
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,343,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,343,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,343,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       18.4%**
------------------------------------------------------------------------------
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 810022 30 1            SCHEDULE 13D                     Page 4 of 28

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,343,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,343,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,343,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       18.4%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 810022 30 1            SCHEDULE 13D                     Page 5 of 28

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,343,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,343,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,343,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       18.4%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 6 of 28

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,343,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,343,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,343,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       18.4%**
------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 7 of 28

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,343,276**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                                                   3,343,276**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   3,343,276**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       18.4%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 810022 30 1             SCHEDULE 13D                    Page 8 of 28

This Amendment No. 6 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on December 11, 1998 by Stinson Capital Partners, L.P., a California limited partnership ("Stinson"); the Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"), and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of RCBA GP. This Amendment No. 6 relates to shares of Common Stock, par value $0.10(the "Common Stock"), of Scott Technologies, Inc. (formerly Figgie International, Inc.), a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124. The following amendments to Items 4, 5 and 6 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction
-------------------------------
Item 4 of the Schedule 13D is hereby amended as follows:

The Reporting Persons have entered into various agreements with the Issuer attached hereto as Exhibits B, C and D and incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer there were 18,170,887 shares of Common Stock issued and outstanding as of December 15, 1998. Based on such information, the Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock: (i) RCBA Inc. and RCBA L.P. report holdings of 708,526 (3.9%) shares of the Common Stock on behalf of the limited partnerships for which RCBA L.P. serves as the general partner and certain of RCBA L.P.'s investment advisory clients; (ii) Stinson reports holdings of 859,306 (4.7%) shares of the Common Stock; (iii) Carpenters Trust reports holdings of 1,136,309 (6.3%) shares of the Common Stock; (iv) RCBA GP reports holdings of 297,230 (1.6%) shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner; and (v) Mr. Blum reports the aggregate of these shares for a total of 3,001,371 (16.5%) shares of the Common Stock.

In addition, because RCBA L.P. has voting and investment power with respect to 341,905 shares the Common Stock that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership

CUSIP NO. 810022 30 1            SCHEDULE 13D                     Page 9 of 28

in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by RCBA L.P and RCBA GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 3,343,276 shares which is 18.4% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P. has voting and investment power. As Chairman and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or RCBA GP, except to the extent of any pecuniary interest therein.

(c), (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, (ii) as noted above, RCBA L.P. has voting and investment power of the shares held by it for the benefit of the Common Fund, and (iii) as noted in Item 4 above, the Reporting Persons have entered into various agreements with the Issuer attached hereto as Exhibits B, C and D.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.
Exhibit B  Agreement dated November 6, 1998.
Exhibit C  Stockholders Agreement dated as of December 15, 1998.
Exhibit D  Registration Rights Agreement dated as of December 16, 1998.

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 10 of 28

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1998

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Marc T. Scholvinck            By  /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Managing Director and                 Managing Director and
    Chief Financial Officer               Chief Financial Officer

STINSON CAPITAL PARTNERS, L.P.        THE CARPENTERS PENSION TRUST FOR
                                         SOUTHERN CALIFORNIA
By: Richard C. Blum & Associates
    L.P., its general partner         By: Richard C. Blum & Associates, L.P.
By: Richard C. Blum & Associates,         its investment adviser
    Inc., its general partner         By: Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Marc T. Scholvinck            By  /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Managing Director and                 Managing Director and
    Chief Financial Officer               Chief Financial Officer


RCBA GP, L.L.C.                       /s/ Marc T. Scholvinck
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Marc T. Scholvinck           By  Marc T. Scholvinck, Attorney-in-Fact
     -------------------------------
     Marc T. Scholvinck, Chief
     Chief Financial Officer

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 11 of 28

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  December 22, 1998

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Marc T. Scholvinck            By  /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Managing Director and                 Managing Director and
    Chief Financial Officer               Chief Financial Officer

STINSON CAPITAL PARTNERS, L.P.        THE CARPENTERS PENSION TRUST FOR
                                         SOUTHERN CALIFORNIA
By: Richard C. Blum & Associates
    L.P., its general partner         By: Richard C. Blum & Associates, L.P.
By: Richard C. Blum & Associates,         its investment adviser
    Inc., its general partner         By: Richard C. Blum & Associates, Inc.
                                          its general partner


By  /s/ Marc T. Scholvinck            By  /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Managing Director and                 Managing Director and
    Chief Financial Officer               Chief Financial Officer


RCBA GP, L.L.C.                       /s/ Marc T. Scholvinck
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Marc T. Scholvinck           By  Marc T. Scholvinck, Attorney-in-Fact
     -------------------------------
     Marc T. Scholvinck, Chief
     Chief Financial Officer

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 12 of 28

                                   Exhibit B

                                   AGREEMENT

      AGREEMENT dated November 6, 1998 among SCOTT TECHNOLOGIES, INC., a Delaware corporation (the "Company"), and each of the stockholders that have executed this Agreement below (individually a "Stockholder," and collectively the "Stockholders").


                              W I T N E S E T H:


      WHEREAS, as of September 23, 1998, the Stockholders were the beneficial owners of shares of the Company's Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and/or Class B Common Stock, par value $.10 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Old Common Stock"), as set forth on Exhibit A attached hereto; and

      WHEREAS, the Board of Directors of the Company (the "Board") has approved, subject to stockholder approval, an amendment to Article Fourth of the Company's Amended and Restated Certificate of Incorporation (the "Charter") to eliminate the dual class structure, and to provide instead for a single, new class of common stock to be designated as "Common Stock," par value $.10 per share (the "New Common Stock"); and

      WHEREAS, the Board has approved, subject to stockholder approval, Charter amendments to eliminate the dual class structure and revise Section
(c) of Article Sixth of the Charter to eliminate the "Substantial Stockholder Provision," which imposes certain voting limitations upon any stockholder who beneficially owns more than 20% of the outstanding voting shares of any class of the Company's stock; and

      WHEREAS, the Board has approved, subject to stockholder approval of the Charter amendments mentioned above, the terms of a stockholder rights agreement (the "Rights Agreement") which has the effect of excluding certain shares owned by the Stockholders (the "Exclusion") on the condition that the Stockholders enter into, and abide by the terms of, this Agreement.

      NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the Company and each of the Stockholders agree as follows:

      1.  DEFINITIONS.   All terms used and not defined herein shall have the
definitions provided under the federal securities laws and the rules promulgated thereunder.

      2. COMPANY SECURITIES. Each of the Stockholders represents and agrees that Exhibit A attached hereto accurately and completely sets forth as of September 23, 1998 the number of shares of Class A Common Stock and/or Class B Common Stock owned beneficially by any such Stockholder. No Stockholder owns

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 13 of 28

beneficially any securities of the Company other than those set forth on Exhibit A for such Stockholder.

      3. RESTRICTIONS ON CERTAIN ACTIONS. None of the Stockholders, without the prior written consent of the Board, shall:

          (a) solicit or permit any person over whom or which such Stockholder has control (a "Controlled Person") to solicit, or encourage or assist any Associate, partner or Affiliate of such Stockholder to solicit, proxies with respect to any shares of New Common Stock or other securities of the Company entitled to vote generally for the election of directors or otherwise ("Voting Securities") or become a "participant," or permit any Controlled Person, or encourage or assist any Associate, partner or Affiliate of such Stockholder to become a "participant," in any "election contest" (as such terms are used in Rule 14a-11 of Regulation 14A under the Act) relating to the election or removal of directors of the Company;

          (b) deposit, or permit any Controlled Person or encourage or assist any associate, partner or affiliate of such Stockholder to deposit, any Voting Securities in a voting trust or similar arrangement, or subject, or permit any Controlled Person or encourage or assist any associate, partner or affiliate of such Stockholder to subject, any Voting Securities to a voting or similar agreement;

           (c) take any action alone or in concert with any other person to acquire or affect the control of the Company or, directly or indirectly, participate in, or encourage the formation of, any group seeking to obtain or take control of the Company; and

           (d) for so long as the Stockholder has a designee on the Board, sell or purchase any securities of the Company without fully complying with the Company's insider trading policies and procedures.

      A Controlling Person, a Stockholder, and a Stockholder's designee on the Board, shall not be precluded by this Section 3 from acting in such person's capacity as a Board member.

      4.  COMPANY COVENANT.   The Company covenants that, for so long as this
Agreement is in effect and the Stockholders abide by its terms, the Company will not amend the Rights Agreement to alter or delete the Exclusion and will include the Exclusion in each five-year renewal of the Rights Agreement, unless otherwise approved by the Stockholders.

      5. SPECIFIC ENFORCEMENT. Each of the Stockholders acknowledges and agrees that the Company would be irreparably damaged in the event that any of the provisions of this Agreement were not performed by any of the Stockholders in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Company shall be entitled to seek an injunction or injunctions to prevent breaches of such provisions and to specifically enforce such provisions in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction, in addition to any other remedy to which the Company may be entitled, at law or in equity. Each of the

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 14 of 28

Stockholders consents to personal jurisdiction in any such action brought within the States of Ohio or Delaware in a United States District Court or in any state court having subject matter jurisdiction, and to service of process upon it in the manner set forth in paragraph 8(f) hereof.

      6. AUTHORITY. Each party to this Agreement represents that (i) it has the authority, and has taken all action necessary, to execute and deliver this Agreement and carry out its obligations set forth herein, and (ii) this Agreement has been duly executed and delivered by it, and assuming due authorization, execution and delivery by the other parties, constitutes a valid and binding obligation of such party.

      7. EFFECTIVENESS. This Agreement shall become effective upon the Effective Date (as defined in the Rights Agreement) of the Rights Agreement and shall remain in effect for such time as the Stockholders own beneficially more than five percent of the Company's Voting Securities.

      8.  MISCELLANEOUS.

          (a) SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

           (b) EXPENSES. Each party hereto shall pay its own expenses incurred in connection with this Agreement.

           (c) SUCCESSORS AND ASSIGNS. No party shall assign his or its rights hereunder, without the prior written consent of all parties hereto. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

           (d) SURVIVAL OF REPRESENTATIONS, WARRANTIES, AND AGREEMENTS. All representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement without limitation as to time.

           (e) AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

           (f) NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if given) by delivery, by cable, facsimile transmission, telegram or telex, or by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties at their addresses set forth below on the signature pages hereof or to such other address as any party may have furnished to the other parties in writing in

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 15 of 28

accordance herewith, except that notices of change of address shall only be effective upon receipt.

           (g) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the substantive law of the State of Delaware without giving effect to the principles of conflict of laws thereof.

           (h) COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

      IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

   Addresses:                             Parties:

   Scott Technologies, Inc.               SCOTT TECHNOLOGIES, INC.
   5875 Landerbrook Drive, Suite 250
   Mayfield Heights, Ohio 44124
                                          By:  /s/ Debra L. Kackley
                                               -----------------------------
                                          Name:  Debra L. Kackley
                                          Title: Vice President
                                                 General Counsel and Secretary



   Richard C. Blum & Associates           RICHARD C. BLUM & ASSOCIATES, L.P.
   909 Montgomery Street
   Suite 400
   San Francisco, CA  94133               By:  /s/ Richard C. Blum
                                               -----------------------------
                                          Name:  Richard C. Blum
                                          Title: President


                                          RICHARD C. BLUM & ASSOCIATES, Inc.


                                          By:  /s/ Richard C. Blum
                                               -----------------------------
                                          Name:  Richard C. Blum
                                          Title: President and Chairman


                                          RICHARD C. BLUM


                                          By:  /s/ Richard C. Blum
                                               -----------------------------
                                          Name:  Richard C. Blum
                                          Title:

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 16 of 28

                                   EXHIBIT A

BENEFICIAL OWNERSHIP OF OLD COMMON STOCK AS OF SEPTEMBER 23, 1998


NAME                        CLASS A COMMON STOCK          CLASS B COMMON STOCK


Richard C. Blum                   1,184,213                    1,503,333
   & Associates, L.P.

Richard C. Blum                   1,184,213                    1,503,333
   & Associates, Inc.

Richard C. Blum                   1,184,213                    1,503,333







CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 17 of 28

                                   Exhibit C

                             STOCKHOLDERS AGREEMENT


           STOCKHOLDERS AGREEMENT (the "Agreement') dated as of December 15, 1998 between Scott Technologies, Inc. a Delaware corporation (the "Company") and RCBA Strategic Partners, L.P., a Delaware limited partnership (the "Stockholder").

           WHEREAS, the Stockholder and its affiliates are the largest shareholder of the Company; and

           WHEREAS, N. Colin Lind and Jeffrey W. Ubben are Managing Members of the Stockholder;

           NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the parties hereto agree as follows:

           1. Appointment of N. Colin Lind as Director. The Stockholder shall designate N. Colin Lind as its representative on the Board of Directors of the Company ("Board"), and the Company shall appoint Mr. Lind to the Board.

           2. Nomination of N. Colin Lind as Director. The Company shall, for so long as the Stockholder and its Affiliates (as defined below) own or control at least 8% of the outstanding shares of common stock of the Company, use its best efforts to ensure that, following any vote for the election of directors of the Company at a stockholders' meeting or otherwise, N. Colin Lind, or, if he is not available, Jeffrey W. Ubben, a managing member of the Stockholder, is a member of the Board. "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the person specified. The term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. Notwithstanding the foregoing, the Company shall have the right to terminate its obligations under this Section 2 at any time beginning one year after the effective date of this Agreement.

           3. Observer Rights for Jeffrey W. Ubben. The Company shall, for so long as the Stockholder and its Affiliates (as defined above) own or control at least 5% of the outstanding shares of common stock of the Company, permit Jeffrey W. Ubben to attend and observe meetings of the Board, and Mr. Ubben shall receive all written information provided by the Company to the Board. Unless he becomes a Director, Mr. Ubben shall have no right to vote on any matter presented to the Board, but Mr. Ubben shall have the right to examine books and records of the Company and the right to review and participate in all discussions of the Board including, without limitation,
capital or equity programs.   Notwithstanding the foregoing, the Company shall
have the right to terminate its obligations under this Section 3 at any time beginning one year after the effective date of this Agreement.


CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 18 of 28

           4. Amendment. This Agreement may be altered or amended only with the written consent of the parties hereto.

           5. Assignment. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors of the parties hereto, and this Agreement may not be assigned by any party without the prior written consent of the other party.

           6. Notices. Any and all communications provided for herein shall be given in writing and deemed received when delivered by overnight courier or hand delivery, or when sent by facsimile transmission which shall be addressed, or sent, as follows:

           If to the Company, to it at:

           Scott Technologies, Inc.
           5875 Landerbrook Drive, Suite 250
           Mayfield Heights, Ohio  44124
           Attention:  Debbie Kackley, Esq.
           Telecopier:  440-442-7307


           If to the Stockholder, to it at:

           RCBA Strategic Partners, L.P.
           c/o Richard C. Blum & Associates, L.P.
           909 Montgomery Street,
           Suite 400
           San Francisco, California  94133
           Attention:  Murray A. Indick, Esq.
           Telecopier:  415-434-3130

           7. Counterparts. This Agreement may be executed in one or more counterparts, and each counterpart shall be deemed to be an original and which counterparts together shall constitute one and the same agreement of the parties hereto.

           8. Choice of Law. This Agreement shall be governed by the laws of the State of California, without regard to principles of conflict of laws.

           9. Entire Agreement. This Agreement contains the entire understanding of the parties hereto respecting the subject matter hereof and supersedes any prior agreements, discussions, and understanding with respect to such subject matters.

           IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.



CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 19 of 28


                        SCOTT TECHNOLOGIES, INC.


                        By:  /s/ Glen W. Lindemann
                             --------------------------------------
				Its:  President and Chief Executive Officer



                        RCBA STRATEGIC PARTNERS, L.P.


                        By:  RCBA GP, L.L.C.
                        Its General Partner


                        By:  /s/ N. Colin Lind
                             --------------------------------------
                        A Managing Member


CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 20 of 28

                                   Exhibit D


                            SCOTT TECHNOLOGIES, INC.

                         REGISTRATION RIGHTS AGREEMENT

      THIS REGISTRATION RIGHTS AGREEMENT is made as of December 16, 1998 by and among Scott Technologies, Inc., a Delaware corporation (the "Company"), and Richard C. Blum & Associates, L.P. ("Blum") on behalf of itself and its affiliates.

      WHEREAS, Blum has offered to refrain from selling, transferring or otherwise disposing of any of the shares (the "Shares") of common stock, par value, $0.10 per share, of the Company (the "Common Stock") that it beneficially owns as of the date hereof, or any additional shares of Common Stock it beneficially owns after this date, until after May 11, 2000, with certain exceptions, if the Company agrees to register the Shares and such additional shares (the "Registrable Securities") under the Securities Act of 1933, as amended (the "Securities Act"); and

       WHEREAS, the Company is willing to provide the registration rights set forth in this Agreement in exchange for the various agreements provided herein by Blum in connection with Blum's sale, transfer or other disposition of the Shares.

      NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.    Demand Registration.

      a. Requests for Registration. At any time after May 11, 2000, Blum may demand registration under the Securities Act (the "Demand Registration") for an underwritten offering of all or any portion of the Registrable Securities by sending written notice of the demand to the Company. Such notice shall specify the number of the Registrable Securities sought to be registered. The Company will then use its best efforts to file with the Securities and Exchange Commission (the "SEC"), at the earliest possible date but no later than 90 days following such a demand, the registration statement for the Demand Registration (the "Demand Registration Statement"). Blum shall have the right to two Demand Registration Statements.

       b.     Registration of Other Securities.   Whenever the Company shall
effect a Demand Registration Statement, no shares of Common Stock owned by other stockholders of the Company ("Other Stockholders") other than the Registrable Securities shall be included among the shares of Common Stock covered by such registration statement unless Blum shall have consented in writing to the inclusion of such other shares of Common Stock.


CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 21 of 28

       c. Expenses. Except as provided below, Blum will pay all of the expenses relating to (i) the preparation, filing and distribution of the registration statement, including the filing fees, printing expenses, messenger and delivery expenses, fees and disbursements of counsel for the Company and for Blum and fees and expenses of the independent certified accountants relating to the preparation of the Demand Registration Statement, but excluding the salary costs and expenses of employees of the Company who participate in the preparation of the registration statement, and (ii) the sale of the Registrable Securities, including commissions, discounts and expenses of the underwriters, but excluding the costs incurred by the Company in connection with the participation of the Company's employees in the road show for the offering and sale of the Registrable Securities. The Company will pay any expenses otherwise payable by Blum and included in (i) above to the extent such expenses exceed $500,000 with respect to the first Demand Registration Statement prepared by the Company pursuant to Section 1.a. hereof and $250,000 with respect to the second Demand Registration Statement. If shares of Common Stock to be sold by the Company or Other Stockholders are included in the Demand Registration Statement, the Company or the Other Stockholders will pay their pro rata share, in proportion to the number of shares of Common Stock they have included in the Demand Registration Statement, of the expenses otherwise payable by Blum and included in (i) above, and the maximum amount of expenses included in (i) above that Blum will pay in connection with the Demand Registration Statement will be reduced on a basis proportional to the amount of securities being registered for the Company and such Other Stockholders. The Company and any Other Stockholders will pay the commissions, discounts and expenses of the underwriters relating to their respective sales of shares of Common Stock registered on the Demand Registration Statement, if any.

      d. Priority on Demand Registration. If the managing underwriters advise the Company that in their good faith opinion the number of the Registrable Securities and other shares of Common Stock requested to be included in the Demand Registration Statement exceeds the number that can be sold in such offering, the Company will include in such Demand Registration Statement (i) first, the Registrable Securities requested to be included in such Demand Registration Statement, (ii) second, assuming Blum has consented in writing to their inclusion in such Demand Registration Statement, any shares of Common Stock that the Company desires to include on its own behalf and (iii) third, assuming Blum has consented in writing to their inclusion, any shares of Common Stock beneficially owned by the Other Stockholders, pro rata on the basis of the number of shares of Common Stock that the Other Stockholders wanted to register.

      e. Incomplete Offering relating to Demand Registration. A Demand Registration Statement shall not be considered to be one of Blum's two Demand Registration Statements under Section 1.a. and the Company shall pay the expenses relating to such Demand Registration Statement if the Company discontinues the registration process pursuant to Section 4.a. hereof or the underwriters discontinue the registration process at the request of the Company. A Demand Registration Statement shall be considered to be one of Blum's two Demand Registration Statements and Blum shall pay the expenses relating to such Demand Registration Statement in accordance with Section 1.c.

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 22 of 28

above if Blum determines not to complete the offering of any or all of the Registrable Securities covered by the Demand Registration Statement. A Demand Registration Statement shall not be considered to be one of Blum's two Demand Registration Statements under Section 1.a. and Blum shall pay the expenses relating to such Demand Registration Statement if the offering registered on the Demand Registration Statement is not completed because the underwriters
(i) determine not to continue with the offering because of (A) governmental restrictions, not in force and effect on the date the offering process was commenced, imposed upon trading in securities, the suspension of trading in securities generally on any exchange or in the over-the-counter market by the NASD or the declaration of a banking moratorium by federal or state authorities; (B) political or general economic or financial conditions; or (C) the outbreak or escalation of hostilities or any other insurrection or armed conflict or the declaration of a national emergency in the United States or
(ii) terminate their obligations under an underwriting agreement executed with the Company and Blum in accordance with the terms of such underwriting agreement. A Demand Registration Statement shall be considered to be one of Blum's two Demand Registration Statements and Blum shall pay the expenses relating to such Demand Registration Statement in all other situations when the offering registered on the Demand Registration Statement is not completed.

      f. Selection of Underwriters. The Company shall have the right to select the investment banker(s) and manager(s) for the Demand Registration Statement and make the other decisions regarding the underwriting arrangements for the offering covered by the Demand Registration Statement subject to the reasonable concurrence of Blum.

2.    Piggyback Registrations.

      a. Right to Piggyback. If at any time after May 11, 2000 the Company proposes to register any of its shares of Common Stock under the Securities Act for an underwritten offering, whether or not for sale for its own account, and the registration form to be used may be used for the registration of the Registrable Securities (a "Piggyback Registration"), the Company will give prompt written notice to Blum of such registration. Upon the written request of Blum (given within 20 business days after Blum's receipt of the Company's notice of the proposed registration), the Company will use its best efforts to include in the registration statement for such Piggyback Registration (the "Piggyback Registration Statement"), subject to the allocation provisions below, all Registrable Securities with respect to which the Company has received a written request for inclusion.

      b. Piggyback Expenses. In all Piggyback Registrations, the Company shall pay all of the expenses relating to the preparation of the Piggyback Registration and the offering of the shares of Common Stock (except to the extent otherwise agreed with Other Stockholders), and the Company shall pay the commissions, discounts and expenses of the underwriters related to the offering of the shares of Common Stock by the Company, but will not pay the commissions, discounts and expenses of the underwriters related to the offering of the shares of Common Stock by Blum and the Other Stockholders registered on the Piggyback Registration Statement.


CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 23 of 28

      c. Priority. If the managing underwriters for the Piggyback Registration advise the Company that in their good faith opinion the number of shares of Common Stock requested to be included in such Piggyback Registration exceeds the number that can be sold in such offering, the Company will allocate the shares of Common Stock to be included as follows: first, any shares of Common Stock that the Company proposes to sell on its own behalf; second, Registrable Securities requested to be included in such Piggyback Registration Statement; and third, shares of Common Stock beneficially owned by any Other Stockholders of the Company, pro rata on the basis of the number of shares of Common Stock that the Other Stockholders wanted to register.

      d. Selection of Underwriters. The Company shall have the right to select the investment banker(s) and manager(s) for the Piggyback Registration and to make the other decisions regarding the underwriting arrangements for the offering covered by the Piggyback Registration Statement. Notwithstanding the foregoing, the managing underwriter shall be reasonably acceptable to Blum if Registrable Securities of Blum are included on the Piggyback Registration Statement.

      e. Impact on Demand Registration. Blum's exercise of this right to a Piggyback Registration will have no impact on Blum's rights to a Demand Registration.

3.    Holdback Agreements.

      Blum shall not effect any public sale or distribution of shares of Common Stock, regardless of when or how such shares of Common Stock were acquired by Blum, or any securities convertible into or exchangeable or exercisable for such securities, until after May 11, 2000, unless, in the opinion of counsel to Blum, such public sale or distribution is required by Blum's fiduciary duties (or any contractual duties in existence as of the date hereof) to the beneficial owners of such shares and such public sale or distribution is effected in accordance with the provisions of Rule 144. Subsequent to such date and until such time as Blum beneficially owns less than ten percent of the outstanding shares of the Common Stock, Blum shall not effect any public sale or distribution of shares of Common Stock other than through the Demand Registration or the Piggyback Registration pursuant to this Agreement, or unless, in the opinion of counsel to Blum, such public sale or distribution is required by Blum's fiduciary duties (or any contractual duties in existence as of the date hereof) to the beneficial owners of such shares and such public sale or distribution is effected in accordance with the provisions of Rule 144. Blum shall effect any sales of shares of Common Stock once it beneficially owns less than ten percent of the outstanding shares of Common Stock in accordance with the provisions of Rule 144 if Blum has a designee on the Board of Directors of the Company or is otherwise considered to be an affiliate of the Company under the Securities Act.

4.    Registration Procedures.

      Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to Section 1 or 2 of this Agreement, the Company will, as expeditiously as possible:

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 24 of 28


      a. prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective and to remain effective until the closing of the underwritten offering, which shall be within five business days after the registration statement is declared effective; provided, however, that the Company may discontinue any effort to prepare the registration statement or cause the registration statement to be declared effective if either such action, in the reasonable opinion of the Company, would adversely affect any financing, acquisition, corporate reorganization or other material transaction in which the Company was engaged or planned to engage;

      b. provide to Blum before filing a registration statement or prospectus or any amendments or supplements thereto draft copies (that are subject to change) of all such documents proposed to be filed at least two weeks prior to their filing and will give reasonable consideration in good faith to any comments of Blum or its counsel;

      c. furnish to Blum such number of copies of such registration statement and any amendment or supplement thereto and the prospectus included in such registration statement (including each preliminary prospectus), and such other documents as Blum may reasonably request in order to facilitate the disposition of the Registrable Securities owned by Blum;

      d. use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the managing underwriter(s) or Blum may reasonably request;

      e. enter into such customary agreements (including an underwriting agreement in customary form) and take such other customary actions as may be reasonably necessary to expedite or facilitate the disposition of such Registrable Securities;

      f. permit Blum to participate in the negotiation of the underwriting agreement and to negotiate the pricing terms in connection with a Demand Registration Statement and to remove the Registrable Securities from a Piggyback Registration Statement based upon the pricing terms;

      g. obtain a "comfort" letter addressed to the Company from its independent public accountants in customary form and covering such matters of the type customarily covered by "comfort' letters and provide a copy of such letter to Blum;

      h. provide to Blum a copy of any opinion of counsel required by the underwriters; and

      i. make available for inspection by Blum, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by Blum or such underwriter, all financial and other records and pertinent corporate documents of the Company, and cause the Company's officers, directors and employees to supply

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 25 of 28

all information reasonably requested by Blum or any such underwriter, attorney, accountant or agent in connection with such registration statement.

5.    Indemnification.

      a. The Company hereby indemnifies, to the extent permitted by law, Blum and its officers and directors, and each person who controls Blum (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and expenses arising out of or resulting from any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading except insofar as the same are caused by or contained in any information furnished in writing to the Company by Blum expressly for use therein or by Blum's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished Blum with a sufficient number of copies of the same.

      b. In connection with any registration statement in which Blum is participating, Blum will furnish to the Company in writing such information as is reasonably requested by the Company for use in any such registration statement or prospectus and will indemnify, to the extent permitted by law, the Company, its directors and officers and each person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact or any omission or alleged omission of a material fact required to be stated in the registration statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in information so furnished in writing by Blum specifically for use in preparing the registration statement. Notwithstanding the foregoing, the liability of Blum under this Section 5(b) shall be limited to an amount equal to the net proceeds actually received by Blum from the sale of Registrable Securities covered by the registration statement.

      c. Any person entitled to indemnification hereunder will (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled, or elects not, to assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.


CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 26 of 28

6.    Other Agreements of Blum.

      a. Blum agrees that the Company shall have the right to purchase the Registrable Securities rather than file, upon Blum's request, a Demand Registration Statement, if, within 20 business days after receipt of Blum's notice delivered pursuant to Section 1.a. above, the Company notifies Blum by written notice of its intent to purchase all of the Registrable Securities that Blum wants to register on the Demand Registration Statement. The purchase price to be paid by the Company for each Registrable Security shall be the average of the average of the high and low bid prices for the shares of Common Stock for each of the 20 business days prior to the date of receipt by Blum of the Company's notice pursuant to this Section 6.a., reduced by the amount of commissions, discounts and expenses of underwriters that Blum would have paid in connection with an underwritten sale and an amount equal to $500,000, if the purchase is in lieu of the first Demand Registration, or $250,000, if the purchase is in lieu of the second Demand Registration.

      b. Blum agrees to enter into an agreement with underwriters in connection with any public offering by the Company of shares of Common Stock or of securities convertible or exchangeable into shares of Common Stock or any public offering in a Demand Registration or a Piggy-back Registration in which Blum agrees not to sell, transfer or otherwise dispose of any of the shares of Common Stock beneficially owned by Blum for the period of time requested by the underwriters.

      c. Blum agrees to provide to the Company all information required to be disclosed in the Demand Registration or Piggyback Registration by Item 507 of Regulation S-K (or any successor item) and to enter into such customary agreements (including an underwriting agreement in customary form) and take such other customary actions as may be reasonably necessary to expedite or facilitate the disposition of such Registrable Securities.

7. Termination. The rights and obligations of the parties to this Agreement shall terminate at such time as Blum shall beneficially own less than 5% of the shares of Common Stock.

8.    Miscellaneous.

      a. Notices. Any notices required hereunder shall be deemed to be given upon the date when received when the notice is sent by certified or registered mail to the address of the Company's corporate headquarters in the case of any notice to the Company and, until changed by notice to the Company, the address of Blum on file with the Company in the case of any notice to Blum.

      b. Amendments and Waivers. The provisions of this Agreement may be amended or terminated and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, if approved in writing by Blum.

      c. Binding Effect. This Agreement will bind and inure to the benefit of the respective successors (including any successor resulting from a

CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 27 of 28

merger or similar reorganization), assigns, heirs and personal representatives of the parties hereto. Without limiting the generality of the foregoing, in addition, if Blum liquidates or reorganizes such that its assets are transferred to its own partners or to another entity, such partners or entity shall succeed to all of the rights of Blum hereunder. This Agreement shall be binding upon a party hereto upon its execution and delivery of a copy hereof.

      d. Governing Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the internal law, not the law of conflicts, of Delaware.

      e. Counterparts. This Agreement may be executed in counterparts, each of which shall be considered to be an original instrument and to be effective as of the date first written above and all of which taken together shall constitute one and the same instrument.

      f. Interpretation. Unless the context of this Agreement clearly requires otherwise, (i) references to the plural include the singular, the singular the plural, the part the whole, (ii)references to one gender include all genders and (iii) "including" has the inclusive meaning frequently identified with the phrase "but not limited to." The section and other headings contained in this Agreement are for reference purposes only and shall not control or affect the construction of this Agreement or the interpretation thereof in any respect.

      g. Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or enforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of Blum shall be enforceable to the fullest extent permitted by the law.

      IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.


                                     SCOTT TECHNOLOGIES, INC.



                                     By: /s/ Glen W. Lindemann
                                         -------------------------------
                                         Name:  Glen W. Lindemann
                                         Title: President and Chief Executive
                                                Officer



CUSIP NO. 810022 30 1            SCHEDULE 13D                    Page 28 of 28


                                     RICHARD C. BLUM & ASSOCIATES, L.P.
                                     By: Richard C. Blum & Associates, Inc.
                                         Its General Partner



                                     By: /s/ N. Colin Lind
                                         -------------------------------
                                         Name:  N. Colin Lind
                                         Title: Managing Director